October 10, 2008

Stephen J. Fanning
Chairman, President and Chief Executive Officer
Thermage, Inc.
25881 Industrial Boulevard
Hayward, CA 94545

> **Re: Thermage, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 3, 2008**
> **File No. 333-152948**

Dear Mr. Fanning:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The merger may be challenged . . ., page 21

1.   With a view toward clarified disclosure, please tell us whether "unwinding" a merger could involve the return of the securities issued in the merger.

Background, page 57

2.   We note your response to prior comment 3. Please clarify how your management's concern regarding Company A's intent and motivation in making the offer relates to your board's conclusion that there was a limited possibility of completing a transaction with Company A, as mentioned on page 61.

3.   We note your response to prior comment 4. Please clarify how the March 2008
        acquisition proposal by Company A "reflected a substantial premium over the last
        price offered by Thermage to Reliant" as noted on page 58. Also clarify the
        nature of the "substantial equity investment" in Reliant proposed by Company A
        in late March 2008 and disclose clearly the reasons that Reliant rejected this
        proposal. Please disclose the identity of Company A if it is required for investors
        to adequately assess your statements regarding the reasons for rejecting its bid.

Material U.S. Federal Income Tax Consequences . . ., page 85

4.   We note your response to prior comment 6. However, your disclosure on page 87
        continues to indicate uncertainty regarding whether the merger and Distribution
        will be considered a single integrated transaction. Please clarify why such
        uncertainty exists and the degree of uncertainty. If counsel is unable to opine on
        this matter, it should state so clearly and provide reasons for its inability to opine.
        Add any appropriate risk factors.

Two-Step Merger, page 88

5.   Please disclose the substance of the second paragraph of your response to prior
        comment 7. Also, clarify the advantage of the tax treatment of a qualified stock
        purchase and a liquidation over corporate level income tax.

Distribution, page 103

6.   We note your representation that the dividend will be distributed on an "as-
        converted-to-common-stock basis." Please provide an analysis demonstrating the
        appropriateness of determining the number of spun-off shares on an "as-converted"
        basis and still asserting that the distribution of the dividend will be pro rata for
        purposes of Staff Legal Bulletin No. 4. Cite all authority on which you rely.

Reliant Support Agreements, page 107

7.   We are unable to agree with your analysis in your response to prior comment 9. It
        appears that the offer and sale of Thermage's shares was already completed
        without registration when the controlling Reliant stockholders executed written
        consents. Therefore, if you wish to register the transaction, you should withdraw
        this registration statement, invalidate the consents that were already executed, file
        a new Form S-4 and, after the registration statement is effective, solicit proxies
        from Reliant stockholders relating to the approval of the merger with Thermage.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Chris F. Fennell, Esq.—Wilson Sonsini Goodrich & Rosati P.C.